EXHIBIT 99.1

Statoil ASA: Ex dividend and ex rights to participate in dividend issue

From 21 February 2017, the shares in Statoil (OSE: STL, NYSE: STO) at New York Stock Exchange will be traded ex dividend USD 0.2201 and ex rights to participate in the dividend issue (scrip dividend programme) for third quarter 2016.

From 22 February 2017, the shares in Statoil at Oslo Børs (Oslo Stock Exchange) will be traded ex dividend USD 0.2201 and ex rights to participate in the dividend issue (scrip dividend programme) for third quarter 2016.

Record date at New York Stock Exchange and Oslo Børs is 23 February 2017.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.